UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F

INFORMATIONAL STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES AND EXCHANGE ACT OF 1934 AND REGULATION 14f-1

THEREUNDER

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

(Exact name of registrant as specified in its charter)

DELAWARE

(State or other jurisdiction of incorporation or organization)

0-16217	33-0041789
(Commission File Number)	(I.R.S. Employer Identification No.)

NORTH AMERICAN TECHNOLOGIES GROUP, INC.

429 Memory Lane

Marshall, Texas 75672

(713) 462-0303

(Address and telephone number of principal executive offices)

Approximate Date of Mailing: August     , 2007

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND REGULATION 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY

OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF NORTH AMERICAN TECHNOLOGIES

GROUP, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

*******

This information statement is being mailed on or about August     , 2007, to all stockholders of record of North American Technologies Group, Inc. (“NATK,” “we,” “us” or “the Company”) at the close of business on July 2, 2007. On that date, there were 183,442,837 shares of Common Stock and 54,040 shares of Preferred Stock of the Company outstanding.

You are receiving this information statement in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Regulation 14f-1 thereunder, to inform you of an anticipated change in the composition of a majority of the members of the Board of Directors of the Company. This information statement is provided for information purposes only. You are urged to read this information statement carefully. However, no action on your part is sought or required.

DESCRIPTION OF TRANSACTION

On July 31, 2007 the Company closed a Securities Purchase Agreement (the “July 07 Securities Purchase Agreement”) entered into on July 24, 2007 with Herakles Investments, Inc. (“Herakles”), an affiliate of Sponsor Investment, LLC (“Sponsor”), Crestview Capital Master, LLC (“Crestview”), Midsummer Investment Ltd. (“Midsummer”), Islandia, LP (“Islandia”), Enable Growth Partners, LP, Enable Opportunity Partners, LP and Pierce Diversified Strategy Master Fund LLC, Ena (collectively, “Enable” and together with Herakles, Crestview, Midsummer and Islandia collectively referred to as the “Purchasers”) in which the Company agreed to issue to the Purchasers $3,000,000 in principal amount of 8% Convertible Debentures (“Debentures”) and warrants (“Warrants”) to purchase 7,500,000 shares of Common Stock of the Company at $0.20 per share, by the payment of $2,500,000 in cash and tender to the Company the Company’s promissory notes aggregating $500,000 which the Company had issued pursuant to the July 07 Securities Purchase Agreement. Pursuant to the July 07 Securities Purchase Agreement, on the closing of the transaction (the “Closing Date”), three of the directors of the Company resigned, and upon the tenth calendar day after the mailing of this information statement to stockholders (the “Effective Date”), a fourth current director of the Company will resign and four nominees of the Purchasers will be elected to fill the vacancies. As a result, the composition of the Board of Directors will change, and a majority of the directors will be representatives of the Purchasers on the Effective Date.

The following table sets forth the face amount of the Debentures and the number of Warrants purchased by each of the Purchasers on the Closing Date.

Name of Purchaser	Principal Amount of Debentures	No. of Warrants
Herakles Investments, Inc.	$1,761,330	4,403,325
Crestview Capital Master, LLC	449,280	1,123,200
Midsummer Investment Ltd.	428,040	1,070,100
Islandia, LP	170,460	426,150
Enable Growth Partners, LP	162,270	405,675
Enable Opportunity Partners, LP	19,080	47,700
Pierce Diversified Strategy Master Fund LLC, Ena	9,540	23,850

Total	$3,000,000	7,500,000

All of the Purchasers collectively beneficially owned, prior to such purchase, a majority of the outstanding shares of the Company’s Common Stock and a majority of the outstanding warrants to purchase Common Stock issued by the Company.

The Debentures accrue interest at 8% per annum and are payable in full on July 31, 2010. Principal of the Debentures is convertible, at any time, into shares of Common Stock of the Company at a conversion price of $0.20 per share. The conversion price will be adjusted on the 90th calendar day after the first reverse split of the Company’s Common Stock to occur after the issuance date of the Debentures. The new conversion price will be 100% of the daily volume weighted average trading price of the Common Stock for 22 trading days immediately preceding such 90th day. The Debentures are also subject to adjustment for certain antidilution events. Interest only is payable on the Debentures on October 1, January 1, April 1 and July 1 of each year during which the Debentures are outstanding either in cash or in shares of Common Stock of the Company, valued at the lower of the conversion price or 100% of the daily volume weighted average trading price of the Common Stock for 20 trading days prior to the date such interest payment is due.

The Warrants have a four-year term and are exercisable at any time, in whole or in part. The Warrants and the exercise price are subject to adjustment in the event of a stock split, combination, reclassification, stock distribution or dividend. The Warrants also contain customary provisions regarding the conversion of the Warrants in the event of a reclassification, consolidation, merger, sale of substantially all the assets of the Company or similar corporate transaction.

MANAGEMENT

Pursuant to the Securities Purchase Agreement and effective on the Effective Date, the composition of the Company’s board of directors will change. The following tables set forth information regarding (i) the Company’s directors and officers immediately prior to the Closing Date and (ii) those persons who will become directors upon the Effective Date.

Directors and Officers Prior to Closing Date

Immediately prior to the Closing Date, the Board of Directors of the Company was composed of five directors, divided into three classes. Directors are elected to serve staggered terms, with the term of one class of directors expiring at each annual meeting of stockholders. The three classes of directors are identified as Class I, Class II and Class III based on the expiration of the terms of the directors in each class. Vacancies in the Board may be filled by the Board, and any director chosen to fill a vacancy shall hold office until the next election of the class for which such director has been chosen.

The following table lists the name, age, and positions held of each director and executive officer of the Company immediately prior to the Closing Date, as well as the period of time such director or executive officer served. The term of office of each director expires on the third annual meeting of stockholders held after the date at which such director was elected, subject to earlier resignation or removal and until their respective successors are elected and qualified.

Name and Age	Position held	Officer/Director Since
Joseph Christian—50	Class II Director	February 14, 2007
John T. Corcia—61	Class II Director	April 5, 2006
Richard Guiltinan—52	Class I Director	November 8, 2006
Kenneth Z. Scott—63	Class I Director	November 22, 2004
Henry W. Sullivan—67	Chief Scientist/Strategist Class II Director	July 1, 1996 (officer) November 9, 2004 (director)
Alex C. Rankin—60	Chief Executive Officer	July 18, 2007
Mahesh S. Shetty—48	Chief Financial Officer	May 18, 2006

Joseph Christian currently serves as a Manager of Facilities for Perot Systems and is responsible for plant infrastructure, including plant maintenance, repair, purchasing, and upgrades. Prior to assuming his position in 2001 with Perot Systems Mr. Christian previously served as manager of Production Control for Beal Aerospace Technologies. Mr. Christian attended the University of Texas at Arlington and served in the United States Marine Corps from 1975 to 1987. Mr. Christian was nominated by Sponsor to be elected by the Board to fill a newly created position on the Board in February 2007. Mr. Christian has tendered his resignation to become effective on the tenth date after mailing of this information statement.

John T. Corcia served as chief executive officer of the Company and with Mr. Sullivan in the Office of President from April 5, 2007 until July 18, 2007. Prior to assuming that position, he was a strategic business consultant for Marsulex, an international industrial services company specializing in environmental compliance, since September 2005. Prior to that time, he served as President and Chief Executive Officer of Stablex Canada Inc., an international company that operates an technology based hazardous waste treatment and disposal facility, from April 1992 through August 2005. Mr. Corcia has over 30 years experience in management positions with companies engaged in chemicals manufacturing, non-ferrous metals production, environmental systems and the hazardous waste industry. He received a Bachelor of Ceramic Engineering degree in 1967 from Georgia Institute of Technology, a Master of Science degree in Ceramic Engineering in 1969, and graduated the Executive MBA Program for Management Development at the Harvard Graduate School of Business in 1981. Mr. Corcia resigned as a director effective upon the Closing Date.

Richard Guiltinan is the Chief Accounting Officer of Flowserve Corporation, a NYSE listed company that develops and manufactures precision engineered flow control equipment for critical service applications. He has held that position since 2004. Prior to assuming that position, he served in positions of increasing responsibility with Caltex Corporation, an international refiner and marketer of petroleum products, including as a consultant for restructuring and post-merger integration activities (2002-03); as Chief Financial Officer (2000-01) and as President of the Business Support Group (1999-2000). Prior to joining Caltex in 1985, Mr. Guiltinan worked for KPMG, a public accounting firm, for nine years in the financial, manufacturing and oil industries. Mr. Guiltinan received a BBA in Accountancy from the University of Notre Dame in 1976 and attended the Tuck Executive Program at Dartmouth College in 1993. He is a Certified Public Accountant.

Kenneth Z. Scott is President of Railhead Energy Company, an independent oil and gas exploration and production company, and is actively engaged in a variety of other investments. From 1997 until 2002, Mr. Scott served as Executive Vice President of Perot Systems Energy Corporation in Europe, and prior to that time as a senior executive of Electronic Data Systems Corporation (NYSE: EDS). Mr. Scott received both his BBA and MBA from Texas A&M University. Mr. Scott also serves on the board of directors of National Coal Corp. Mr. Scott resigned as a director effective upon the Closing Date.

Henry W. Sullivan served as Vice President of Technology (1996-97), President of the Company’s subsidiary TieTek (1997-1999), President and Chief Executive Officer of the Company (1999- January 2004; November 2004—December 2005) and joined with Mr. Corcia in serving in the Office of the President from April 5 through July 18, 2007. Mr. Sullivan will continue as an employee of the Company. He has served on the Board of Directors since 1997, except for the period from January until November 2004, and as Chairman of the Board since November 2004. Before joining the Company, Mr. Sullivan was employed by Huntsman Chemical and Shell Oil Company in various positions, most recently as Vice President of Shell Chemical Company. He currently serves as a director of the Sarkeys Energy Center at the University of Oklahoma. Mr. Sullivan holds a Bachelors degree in Chemical Engineering from Cooper Union, and Masters and Ph.D. degrees in Chemical Engineering from New York University. Mr. Sullivan resigned as a director effective upon the Closing Date.

The executive officers of the Company are Alex Rankin, Chief Executive Officer, and Mahesh S. Shetty, Chief Financial Officer.

Alex C. Rankin was elected to the office of President and Chief Executive Officer on July 18, 2007. He has extensive experience in executive management and leadership rolls and a successful background in “turn around” situations resulting in high sale growth and profitability in a variety of businesses, including engineering, recycling and industrial products manufacturing. Mr. Rankin was founder and Chief Executive Officer of NexCycle Inc., a high growth company that became the 14th largest solid waste company in the America with operations in the United States, Canada, England, Scotland and Ireland. NexCycle is engaged in the recovery and reprocessing of glass, high density polyethylene, and other plastics and materials. Since the sale of NexCycle in 2003, Mr. Rankin served either as an executive officer for or was consultant to Airborne Technologies, Inc., Storeatyourdoor Inc., HealthState LLP, Vault Technologies Inc., TimeWise Inc., and Vampire Energy Inc. Mr. Rankin received his Bachelor of Commerce, Bachelor of Arts and Masters of Business Administration degrees from the University of Saskatchewan, Canada.

Mahesh S. Shetty has served as the Chief Financial Officer of the Company since May 18, 2006. Prior to that date, Mr. Shetty served as the Chief Financial Officer of IAP LLC and its subsidiary C TAP, LLC, a telecommunications systems integrator providing voice and data integration solutions to Fortune 1000 companies, from 2003 to April 2006. From 2001 to 2003, he was the Senior Director, Finance of Vartec Telecom, Inc., a global telecommunications company based in Dallas, Texas with over 6 million residential customers. Prior to joining Vartec, Mr. Shetty was the Corporate Controller of Broadband Gateways, Inc., a company engaged in the development and manufacture of residential gateways to enable broadband over existing telephone lines. Mr. Shetty is a certified public accountant and a chartered accountant with over 25 years experience in accounting, finance and executive management positions. He received a Bachelor of Commerce degree from Osmania University in 1981 and an MBA degree from The University of Texas, Dallas in 1999.

There are no family relationships among the foregoing directors and executive officers.

Directors after the Effective Date

The following table sets forth information regarding each of the persons who will be elected as directors of the Company upon the Effective Date, each to serve for the term of the class of director that he is replacing.

Name and Age	Position
Michel Amsalem (Class I Director)—59	Director
Joseph A. Ethridge (Class III Director)—66	Director
Bruce Leadbetter (Class II Director)—67	Director
D. Patrick Long (Class II Director)—57	Chairman of the Board

Biographical Information of the New Directors

Michel Amsalem is the Founder of Midsummer Capital LLC, the investment manager of the Midsummer group of funds/investment partnerships, and has served as its President since July 2001. From May 1999 to June 2001, Mr. Amsalem was a managing director of Omicron Capital, LLC, an asset-based financing firm. Mr. Amsalem has over thirty years of experience in the origination, structuring, negotiation and management of investments in complex environments. Prior to Midsummer Capital LLC, Mr. Amsalem was successively Founder and Managing Director of Citibank’s Structured Finance Department, of Banque Indosuez’ Investment Bank for Latin America and Eastern Europe and of Patricof Emerging Markets. Mr. Amsalem started his career at the International Finance Corporation, the private sector arm of the World Bank. Mr. Amsalem received his Doctoral degree from Harvard University and his MBA from Columbia University where he presently teaches business policy and strategy courses as a management professor. Mr. Amsalem is a graduate of Ecole des Hautes Etudes Commerciales in France. Mr. Amsalem was nominated for election to the Board of Directors by Midsummer.

Joseph A. Ethridge is currently a member of Comanche Associates, LLC, a company engaged in the consulting business. From 1990 until recently, Mr. Ethridge served as the Senior Vice President—Finance and Treasurer of Sammons Enterprises, Inc. (“Sammons”), a holding company that is the parent of Sponsor. Prior to joining Sammons, Mr. Ethridge was a tax partner with Coopers & Lybrand, an accounting firm, from 1975 to 1990. Mr. Ethridge is a member of the board of directors of iSecureTrac, Corp. (symbol ICES.OB). Mr. Ethridge received a BBA in Accounting and an MBA in Finance and Real Estate from the University of North Texas. Mr. Ethridge was nominated for election to the Board of Directors by Sponsor.

Bruce Leadbetter has been the Chief Executive Officer of Sponsor, a private investment group, since 2003. Since 2001, Mr. Leadbetter has been a partner of Beta Capital Group, LLC, a private investment group and a partner of Aegis Services Company, LLC, a private property management company. From 2001 to 2003, Mr. Leadbetter served as Chairman of the Executive Committee of Patriot Air, LLC, a charter carrier. Mr. Leadbetter is a member of the board of directors of Adam Aircraft Industries, Inc., a trustee of The Sammons Foundation and The Sammons Dallas Foundation, and a member of the board of directors of iSecureTrac, Corp. (symbol ICES.OB). Mr. Leadbetter was nominated for election to the Board of Directors by Sponsor.

D. Patrick Long has been a partner in the law firm of Patton Boggs LLP for more than five years. He is President of Beta UBD, a private energy company; Vice-President of Aegis Services Company, LLC, a private property management company; Vice-President of Lobo Petroleum Company, a private energy company; and Chairman of the Board of Katana Energy, LLC, a private energy company. Mr. Long was nominated for election as Chairman of the Board of Directors by Sponsor.

In addition, Mr. Guiltinan, who currently serves on the Board of Directors and whose biographical information is presented above under the heading “Current Directors and Officers”, will continue to serve on the Board of Directors and as Chairman of the Audit Committee. The executive officers of the Company will not change upon the Effective Date.

Board Meetings and Committees

The Board of Directors met or acted by unanimous consent on nineteen occasions in fiscal 2007. All directors attended at least 75% of the meetings of the Board and committees of which they are members in that period. Messrs. Sullivan, Scott and Christian attended the Annual Meeting of Stockholders in 2007.

The Company has standing audit and compensation committees and a corporate governance committee that acts as a nominating committee.

Corporate Governance Committee. In 2007, the Board established the Corporate Governance Committee to perform the functions of a nominating committee, among other responsibilities. The Company has not appointed any members of the Board to serve on that committee. The duties of the Corporate Governance Committee include identifying individuals qualified to become board members, recommending nominees to fill vacancies in the membership of the Board as they occur and, prior to each annual meeting of stockholders, recommending director nominees for election at such meeting, and making recommendations concerning the size and composition of the Board. Board candidates are considered based upon various criteria, such as skills, knowledge, perspective, broad business judgment and leadership, relevant specific industry or regulatory affairs knowledge, business creativity and vision, experience, and any other factors appropriate in the context of an assessment of the needs of the Board at that time. In addition, the Corporate Governance Committee will consider whether the individual satisfies criteria for independence as may be required by applicable regulations and personal integrity and judgment. Accordingly, the Board seeks to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

The Corporate Governance Committee has the sole authority to retain, compensate and terminate any search firm or firms to be used in connection with the identification, assessment, and/or engagement of directors and director candidates. No such firm has been retained by the Company in the past.

The Corporate Governance Committee will consider proposed nominees whose names are submitted to it by stockholders; however, it does not have a formal process for that consideration. The committee has not adopted a formal process because it believes that the informal consideration process has served the Company’s and the stockholders’ needs. The Corporate Governance Committee intends to review periodically whether a more formal policy should be adopted. If a stockholder wishes to suggest a proposed name for Board consideration, the name of that nominee and related personal information should be forwarded to the Corporate Governance Committee, in care of the Corporate Secretary, at least six months before the next annual meeting to assure time for meaningful consideration by the Board.

Compensation Committee. The Compensation Committee sets compensation policy for the executive officers of the Company, makes recommendations to the full Board regarding executive compensation and employee stock option awards, and administers the 2005 Stock Option Plan of the Company. Messrs. Corcia, Sullivan and Scott served as the members of the Compensation Committee until their resignations on the Closing Date. Mr. Corcia served as Chairman. The Compensation Committee met or acted by unanimous consent two times during the last fiscal year.

Audit Committee. The purpose of the Audit Committee is to oversee the financial reporting procedures of the Company, insure adequate financial and internal controls, review the scope of the Company’s annual audit and recommend the selection of independent auditors. The primary responsibilities of this committee include: reviewing with the Company’s Chief Financial Officer the adequacy of quarterly and annual Securities and

Exchange Commission (“SEC”) filings; reviewing and consulting with the Company’s independent auditors regarding their reports of audit and accompanying management letters; reviewing all financial statements, financial controls, internal controls and accounting practices of the Company; evaluating the performance and cost of the Company’s independent auditors; recommending to the Board of Directors the selection of the Company’s auditors for the upcoming year; and monitoring compliance by the Company’s management and employees with major Company policies and financial controls.

Mr. Guiltinan is Chairman of the Audit Committee, and Mr. Ken Scott served as a member of that committee until his resignation on the Closing Date. Mr. Guiltinan will continue to serve as Chairman of the Audit Committee after the Effective Date. Mr. Guiltinan meets the SEC definition of “audit committee financial expert”, and qualifies as an independent director under the NASDAQ’s independence standards and the rules of the SEC. The Audit Committee met or acted on four different occasions during fiscal 2006.

With the exception of Mr. Guiltinan, no determination has been made regarding the constituency of the committees of the Board of Directors after the Effective Date.

Directors’ Compensation

During the fiscal year ended October 1, 2006, directors of the Company who were not employees received cash compensation of $3,750 per quarter, except for Mr. Scott Kaufman who declined to accept compensation. In addition, each of Messrs. Scott and Corcia received options to purchase 50,000 shares of Common Stock. Upon his election as a director and Chairman of the Audit Committee on November 8, 2006, Mr. Guiltinan received options to purchase 25,000 shares of Common Stock. The Company will pay Mr. Guiltinan $30,000 per year for his services as Chairman of the Audit Committee.

During the fiscal year ending September 30, 2007, directors of the Company who were not employees have received or will receive cash compensation of $3,750 per quarter. In addition, Messrs. Christian, Corcia, Guiltinan and Scott received options to purchase 20,834, 25,000, 50,000 and 33,333 shares of Common Stock respectively, based on that portion of the calendar year in which they as non-employee director served in that capacity. The options vest and may be exercised on December 31, 2007.

Communications to Board

Although the Company has not to date developed formal processes by which stockholders may communicate directly to directors, it believes that the informal process, in which stockholder communications which are received by the Secretary for the Board’s attention are forwarded to the Board, has served the needs of the Board and the stockholders well in the past. In view of recently adopted SEC disclosure requirements relating to this issue, the Board may consider development of more specific procedures. Until any other procedures are developed and posted on the Company’s corporate website, any communications to the Board should be sent to it in care of the Secretary at 429 Memory Lane, Marshall, Texas 75672.

Compliance With Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act and the rules of the SEC promulgated thereunder require our directors, executive officers and persons who own more than 10% of a registered class of its equity securities, to file reports of ownership on Form 3 and changes in ownership on Form 4 or 5 with the SEC and to furnish the Company with copies of such filings. Based solely on the Company’s review of the copies of the forms it received, the Company believes that, during the fiscal year ended October 1, 2006, its officers, directors and 10% stockholders complied with all Section 16(a) filing requirements applicable to such individuals, except that Big Bend XI Investments, Ltd. (“Big Bend”) filed on July 27, 2006 its Form 3 that was due in November 2004, and Mr. Scott filed on January 3, 2007 a Form 4 reporting the acquisition of options to purchase 50,000 shares on January 2, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In February 2004 the Company issued a promissory note for $14,000,000 and entered into the Construction Loan Agreement with Opus 5949 LLC (“Opus”), an affiliate of Sponsor. Sponsor is the beneficial owner of more than 5% of the outstanding stock of the Company and has named three directors to serve on the Board of Directors. The Company has issued an aggregate of 12,238,849 shares of Common Stock to Opus in payment of interest through June 30, 2007. The most recent payment of interest was made by the issuance of 1,302,363 shares of Common Stock on July 3, 2007.

Pursuant to Securities Purchase Agreements dated July 7 and December 28, 2005 and September 15, 2006, between the Company and the investors thereunder, the Company issued an aggregate of (i) $11,500,000 in original principal amount of debentures, (ii) warrants to purchase an aggregate of 23,163,061 shares of Common Stock, and (iii) 18,644,068 shares of Common Stock, respectively, to certain shareholders including Sponsor, Crestview, Midsummer and Islandia. On March 7, 2007, the $11,500,000 in principal amount of debentures was converted into an aggregate of 68,522,250 shares of Common Stock, and the investors under the Securities Purchase Agreement dated September 15, 2006 purchased notes (“Bridge Notes”) in the aggregate principal amount of $2,000,000.

The following table presents (i) the principal amount of debentures purchased, (ii) the number of shares received upon the debenture conversion, (iii) the number of shares of Common Stock purchased under the Securities Purchase Agreement dated September 15, 2006, (iv) the number of warrants to purchase shares of Common Stock purchased in the Securities Purchase Agreement dated September 15, 2006 and (v) the amount of the Bridge Notes purchased by such related parties.

Name of Party	Principal Amount of Debentures	Number of Shares Received upon Conversion of the Debentures	Number of Common Shares Purchased	Warrants to Purchase Shares of Common Stock	Principal Amount of Bridge Notes
Sponsor	$6,141,288	37,154,756	—	—	—
Herakles	—	—	10,946,158	12,921,25	$1,774,224
Crestview	$1,831,995	10,836,894	2,792,071	3,593,016	$299,513
Midsummer	$1,492,399	9,029,009	2,660,076	3,139,993	$285,354
Islandia	$594,318	3,595,632	1,059,322	1,250,439	$113,636

In addition, the Company made quarterly interest payments in kind on the debentures held by Sponsor or its affiliates, Crestview, Midsummer and Islandia by the issuance of 6,885,722, 2,045,778, 1,673,304, and 666,360 shares, respectively, of its Common Stock. The Company paid the purchasers’ costs and expenses incurred in connection with the negotiation, execution and consummation of each of the Securities Purchase Agreements referred to above, aggregating approximately $24,502, and has agreed to pay the costs and expenses incurred by Midsummer in connection with the negotiation, execution and consummation of the July 07 Securities Purchase Agreement.

See “Description of Transaction” above, for a description of the most recent transaction with related parties.

On February 11, 2004, each of NATK and TieTek entered into a Royalty Agreement with the former owners of the TieTek™ technology (the “Royalty Holders”). TieTek, the owner of the technology developed by the Royalty Holders, agreed to pay to the Royalty Holders a 2.50% royalty on net revenues for the years 2006 through 2013 up to a maximum of $1,000,000, and NATK agreed to pay, in Common Stock, any amount in excess of $1,000,000. Mr. Sullivan, a director of the Company until the Closing Date, is one of the Royalty Holders and serves as trustee for the TDRRT Royalty Trust which collects and distributes the royalty payments under the Royalty Agreement. Mr. Sullivan owns a 29.24% interest in the TDRRT Royalty Trust.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership on Record Date

The following table sets forth as of July 2, 2007, certain information with respect to the beneficial ownership of our Common Stock and Preferred Stock by (i) any person known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each executive officer who served in such capacity during the prior fiscal year; (iii) each director on that date and (iv) all directors and executive officers on that date as a group. Each of the persons named in the table has sole voting and investment power with respect to all shares beneficially owned by them, except as described in the footnotes following the table.

As of July 2, 2007, there were 183,442,837 shares of Common Stock and 54,040 shares of Preferred Stock outstanding. Each share of Preferred Stock is convertible into 925.926, shares of Common Stock at any time at the option of the holder. The Preferred Stock has voting rights equal to the Common Stock on an as-converted basis, subject to the limitations on conversion described below.

The number and percentage of shares beneficially owned has been calculated pursuant to Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which each selling security holder has sole or shared voting power or investment power and also any shares which the selling security holder has the right to acquire within 60 days. For purposes of determining beneficial ownership in this table, all the shares underlying the Preferred Stock, Debentures and exercisable warrants have been included, although the Preferred Stock, Debentures and certain warrants contain limitations on their conversion if such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the Common Stock. A holder may waive this limitation on the number of shares held by it if it provides at least 61 days prior notice of its waiver to us.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Shares	Percentage of Class	Amount and Nature of Beneficial Ownership of Preferred Shares	Percentage of Class
Sponsor Investments, LLC (1) Two Lincoln Centre 5420 LBJ Freeway, Suite 1450 Dallas, Texas 75240	123,004,445	51.20%	47,369	80.81%

Herakles Investments, Inc. (1)(2)(3) 5949 Sherry Lane, Suite 1900 Dallas, Texas 75225	63,965,911	28.36%	39,539	68.79%

Opus 5949 LLC (1)(2)(3) 5949 Sherry Lane, Suite 1900 Dallas, Texas 75224	10,936,486	5.96%	—	—

Crestview Capital Master, LLC (4) Crestview Warrant Fund, L.P. C/o Crestview Capital Funds 95 Revere Drive, Suite A Northbrook, Illinois 60062	41,123,743	20.62%	7,790	13.83%

Big Bend XI Investments, Ltd. (5) 3401 Armstrong Avenue Dallas, Texas 75205	20,011,918	10.78%	2,289	4.06%

Midsummer Investments, Ltd. (6) c/o Midsummer Capital, LLC 295 Madison Avenue, 38th Floor New York, New York 10022	27,886,365	14.53%	4,000	7.40%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Shares	Percentage of Class	Amount and Nature of Beneficial Ownership of Preferred Shares	Percentage of Class
Islandia, L.P. (7) c/o John Lang, Inc. 485 Madison Avenue, 23rd Floor New York, New York 10022	8,932,865	4.84%	—	—

Henry W. Sullivan (8) 429 Memory Lane Marshall, Texas 75672	556,740	*	—	—

Kenneth Z. Scott (9) 17121 Club Hill Drive Dallas, Texas 75248	183,333

Joe Christian (10) 429 Memory Lane Marshall, Texas 75672	22,334	*

John T. Corcia (11) 429 Memory Lane Marshall, Texas 75672	75,000	*	—	—

Richard Guiltinan (12) 429 Memory Lane Marshall, Texas 75672	75,000	*	—	—

Mahesh Shetty (13) 429 Memory Lane Marshall, Texas 75672	1,750,000	*	__	__

Neal Kaufman (14) 216 Bloomfield Road Burlingame, California 94010	6,180,000	3.26%

All officers and directors as a group (6 persons) (8)(9)(10)(11)(12)(13)	2,662,407	1.42%	__	__

(1)

Consists of (a) 42,790 shares of Preferred Stock convertible into 39,620,374 shares of Common Stock, (b) warrants to purchase 4,579 shares of Preferred Stock, which preferred stock is convertible into 4,239,815 shares of Common Stock, (c) 66,223,132 shares of Common Stock, and (d) warrants to purchase 12,921,124 shares of Common Stock. The shares of Preferred Stock are owned 36,105 by Herakles, 5,389 by Astraea Investment Management, L.P. (“Astraea”), and 1,296 by Paul Pottinger, Christopher Bancroft, Michael Jordan, John M. Pigott, Pat Long, David Kellogg, Charles Jarvie, and David Pasahow. The warrants to purchase Preferred Stock are owned 3,434 by Herakles and 1,145 by Astraea. The shares of Common Stock are owned 44,340,488 by Sponsor, 10,936,486 by Opus and 10,946,158 by Herakles. The warrants to purchase Common Stock are owned 7,448,045 by Sponsor and 5,473,079 by Herakles. Sponsor is owned by Sammons through its wholly owned subsidiary, Herakles, and by Astraea, who may be deemed to beneficially own the shares that they have authority to vote. Sponsor and Opus are ultimately under the common control of Consolidated Investment Services, Inc., a Nevada corporation.

(2)

Consists of (a) 10,946,158 shares of Common Stock, (b) 36,105 shares of Preferred Stock, convertible into 33,430,558 shares of Common Stock, and (c) warrants to purchase 3,434 shares of Preferred Stock, which preferred stock is convertible into 3,179,630 shares of Common Stock.

(3)	The power to vote or dispose of the shares beneficially owned by Opus is held by Herakles.
(4)

Consists of (a) 25,132,127 shares of Common Stock, (b) warrants to purchase 8,778,652 shares of Common Stock, (c) 5,500 shares of Preferred Stock convertible into 5,092,593 shares of Common Stock, and (d) warrants to purchase 2,290 shares of Preferred Stock, which preferred stock is convertible into 2,120,371 shares of Common Stock. Of the warrants to purchase shares of Common Stock, Crestview Warrant Fund owns 1,859,884 and Crestview owns 6,918,768. Crestview Capital Partners, LLC controls Crestview and

Crestview Warrant Fund. The power to vote or dispose of the shares beneficially owned by Crestview is shared by Stewart Flink, Richard Levy, Robert Hoyt and Daniel Warsh. Steven J. Halpern has the sole power to vote or dispose of the shares beneficially owned by Crestview Warrant Fund, but he disclaims beneficial ownership of such shares.

(5)

Consists of 17,892,473 shares of Common Stock and warrants to purchase 2,289 shares of Preferred Stock, which preferred stock is convertible into 2,119,445 shares of Common Stock. The General Partner of Big Bend is 2M Companies, Inc., a Delaware corporation controlled by Morton H. Meyerson, who holds the power to vote or dispose of the shares beneficially owned by Big Bend.

(6)

Consists of (a) 19,406,508 shares of Common Stock, (b) 4,000 shares of Preferred Stock convertible into 3,703,704 shares of Common Stock, and (c) warrants to purchase 4,776,153 shares of Common Stock. Midsummer Capital, LLC, as the investment advisor to Midsummer, may be deemed to have dispositive power over the shares owned by Midsummer. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer with respect to the shares of Common Stock owned by Midsummer. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of Common Stock held by Midsummer. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

(7)

Consists of (a) 7,682,426 shares of Common Stock and (b) warrants to purchase 1,250,439 shares of Common Stock. By virtue of their respective positions as officers of John Lang, Inc., the general partner of Islandia, each of Richard Berner, Edgar Berner, Thomas Berner and Anthony Berner has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by Islandia. Each of those persons and John Lang, Inc. disclaims beneficial ownership of such shares.

(8)	Includes 448,624 shares held directly, 83,116 shares held indirectly through a 401(K) plan, and 25,000 shares held by a trust of which Mr. Sullivan serves as trustee.
(9)	Includes options to purchase 183,333 shares of Common Stock.
(10)	Includes options to purchase 20,834 shares of Common Stock and 1,500 shares of Common Stock owned by Mr. Christian’s wife in her IRA account.
(11)	Includes options to purchase 75,000 shares of Common Stock.
(12)	Includes options to purchase 75,000 shares of Common Stock.
(13)	Includes options to purchase 1,750,000 shares of Common Stock.
(14)

Includes options to purchase 4,500,000 shares of Common Stock and approximately 1,680,000 shares of restricted Common Stock. The Company is presently obligated to issue Mr. Kaufman $336,000 of restricted stock at future dates in connection with the stock option grants under his employment agreement. The number of shares of Common Stock that the Company is presently obligated to pay Mr. Kaufman is based on the market price of the Common Stock at the time he receives the shares. The number of shares of Common Stock to be issued in the future is estimated to be 1,680,000 based on an estimated per share price of $0.20.

*	Indicates less than 1% ownership.

Security Ownership After Closing Date

The following table sets forth as of July 31, 2007, the date of closing of the July 07 Securities Purchase Agreement, certain information with respect to the beneficial ownership of our Common Stock and Preferred Stock by (i) any person known by us to be the beneficial owner of more than 5% of any class of our voting securities, (ii) each executive officer; (iii) each nominee to become a director on the Effective Date and (iv) all nominees to become director on the Effective Date and executive officers on the Closing Date as a group. Each of the persons named in the table has sole voting and investment power with respect to all shares beneficially owned by them, except as described in the footnotes following the table.

As of July 31, 2007, there were 184,745,200 shares of Common Stock and 54,040 shares of Preferred Stock outstanding. Each share of Preferred Stock is convertible into 925.926, shares of Common Stock at any time at the option of the holder. The Preferred Stock has voting rights equal to the Common Stock on an as-converted basis, subject to the limitations on conversion described below.

The number and percentage of shares beneficially owned has been calculated pursuant to Rule 13d-3 under the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which each selling security holder has sole or shared voting power or investment power and also any shares which the selling security holder has the right to acquire within 60 days. For purposes of determining beneficial ownership in this table, all the shares underlying the Preferred Stock, the Debentures and exercisable warrants have been included, although the Preferred Stock, the Debentures and certain warrants contain limitations on their conversion if such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the Common Stock. A holder may waive this limitation on the number of shares held by it if it provides at least 61 days prior notice of its waiver to us.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Shares	Percentage of Class	Amount and Nature of Beneficial Ownership of Preferred Shares	Percentage of Class
Sponsor Investments, LLC (1) Two Lincoln Centre 5420 LBJ Freeway, Suite 1450 Dallas, Texas 75240	137,516,783	55.92%	47,369	80.81%

Herakles Investments, Inc. (1)(2)(3) 5949 Sherry Lane, Suite 1900 Dallas, Texas 75225	78,478,249	33.94%	39,539	68.79%

Opus 5949 LLC (1)(2)(3) 5949 Sherry Lane, Suite 1900 Dallas, Texas 75224	12,238,849	6.62%	—	—

Crestview Capital Master, LLC (4) Crestview Warrant Fund, L.P. C/o Crestview Capital Funds 95 Revere Drive, Suite A Northbrook, Illinois 60062	44,493,343	22.17%	7,790	13.83%

Big Bend XI Investments, Ltd. (5) 3401 Armstrong Avenue Dallas, Texas 75205	20,011,918	10.71%	2,289	4.06%

Midsummer Investments, Ltd. (6) c/o Midsummer Capital, LLC 295 Madison Avenue, 38th Floor New York, New York 10022	31,096,655	16.00%	4,000	7.40%

Islandia, L.P. (7) c/o John Lang, Inc. 485 Madison Avenue, 23rd Floor New York, New York 10022	10,211,315	5.48%	—	—

Joseph A. Ethridge (8) 5949 Sherry Lane Dallas, Texas	0	*	—	—

Bruce Leadbetter (8) Two Lincoln Centre 5420 LBJ Freeway, Suite 1450 Dallas, Texas 75240	0	*	—	—

D. Patrick Long (8)(9) Two Lincoln Centre 5420 LBJ Freeway, Suite 1450 Dallas, Texas 75240	600,000	*

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Shares	Percentage of Class	Amount and Nature of Beneficial Ownership of Preferred Shares	Percentage of Class
Michel Amsalem (10) c/o Midsummer Capital, LLC 295 Madison Avenue, 38th Floor New York, New York 10022	0	*

Richard Guiltinan (11) 429 Memory Lane Marshall, Texas 75672	75,000	*	—	—

Joe Christian (12) 429 Memory Lane Marshall, Texas 75672	22,334	*

Alex Rankin 429 Memory Lane Marshall, Texas 75672	0	*

Mahesh Shetty (13) 429 Memory Lane Marshall, Texas 75672	1,750,000	*	—	—

All officers and directors as a group (6 persons)	169,310,783	47.82%	—	—

(1)

Consists of (a) 42,790 shares of Preferred Stock convertible into 39,620,374 shares of Common Stock, (b) warrants to purchase 4,579 shares of Preferred Stock, which preferred stock is convertible into 4,239,815 shares of Common Stock, (c) 67,525,495 shares of Common Stock, (d) warrants to purchase 17,324,449 shares of Common Stock and (e) $1,761,330 in principal amount of Debentures convertible into 8,806,650 shares of Common Stock at a conversion price of $0.20 per share. The shares of Preferred Stock are owned 36,105 by Herakles, 5,389 by Astraea, and 1,296 by Paul Pottinger, Christopher Bancroft, Michael Jordan, John M. Pigott, Pat Long, David Kellogg, Charles Jarvie, and David Pasahow. The warrants to purchase Preferred Stock are owned 3,434 by Herakles and 1,145 by Astraea. The shares of Common Stock are owned 44,340,488 by Sponsor, 12,238,849 by Opus and 10,946,158 by Herakles. The warrants to purchase Common Stock are owned 7,448,045 by Sponsor and 9,876,404 by Herakles. Sponsor is owned by Sammons through its wholly owned subsidiary, Herakles, and by Astraea, who may be deemed to beneficially own the shares that they have authority to vote. Sponsor and Opus are ultimately under the common control of Consolidated Investment Services, Inc., a Nevada corporation

(2)

Consists of (a) 10,946,158 shares of Common Stock, (b) 36,105 shares of Preferred Stock, convertible into 33,430,558 shares of Common Stock, (c) warrants to purchase 3,434 shares of Preferred Stock, which preferred stock is convertible into 3,179,630 shares of Common Stock, (d) warrants to purchase 9,876,404 shares of Common Stock and (e) $1,761,330 in principal amount of Debentures convertible into 8,806,650 shares of Common Stock at a conversion price of $0.20 per share.

(3)	The power to vote or dispose of the shares beneficially owned by Opus is held by Herakles.
(4)

Consists of (a) 25,132,127 shares of Common Stock, (b) warrants to purchase 9,901,852 shares of Common Stock, (c) 5,500 shares of Preferred Stock convertible into 5,092,593 shares of Common Stock, (d) warrants to purchase 2,290 shares of Preferred Stock, which preferred stock is convertible into 2,120,371 shares of Common Stock and (e) $449,280 in principal amount of Debentures convertible into 2,246,400 shares of Common Stock at a conversion price of $0.20 per share. Of the warrants to purchase shares of Common Stock, Crestview Warrant Fund owns 1,859,884 and Crestview owns 8,041,968. Crestview Capital Partners, LLC controls Crestview and Crestview Warrant Fund. The power to vote or dispose of the shares beneficially owned by Crestview is shared by Stewart Flink, Richard Levy, Robert Hoyt and Daniel Warsh, Steven J. Halpern has the sole power to vote or dispose of the shares beneficially owned by Crestview Warrant Fund, but he disclaims beneficial ownership of such shares.

(5)

Consists of 17,892,473 shares of Common Stock and warrants to purchase 2,289 shares of Preferred Stock, which preferred stock is convertible into 2,119,445 shares of Common Stock. The General Partner of Big Bend is 2M Companies, Inc., a Delaware corporation controlled by Morton H. Meyerson, who holds the power to vote or dispose of the shares beneficially owned by Big Bend.

(6)

Consists of (a) 19,406,508 shares of Common Stock, (b) 4,000 shares of Preferred Stock convertible into 3,703,704 shares of Common Stock, (c) warrants to purchase 5,846,253 shares of Common Stock and (d) $428,040 in principal amount of Debentures convertible into 2,140,200 shares of Common Stock at a conversion price of $0.20 per share. Midsummer Capital, LLC, as the investment advisor to Midsummer, may be deemed to have dispositive power over the shares owned by Midsummer. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer with respect to the shares of Common Stock owned by Midsummer. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of Common Stock held by Midsummer. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority. Mr. Amsalem is a nominee to the Board of Directors by Midsummer.

(7)

Consists of (a) 7,682,426 shares of Common Stock, (b) warrants to purchase 1,676,589 shares of Common Stock and (c) $170,460 in principal amount of Debentures convertible into 852,300 shares of Common Stock at a conversion price of $0.20 per share. By virtue of their respective positions as officers of John Lang, Inc., the general partner of Islandia, each of Richard Berner, Edgar Berner, Thomas Berner and Anthony Berner has sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by Islandia. Each of those persons and John Lang, Inc. disclaims beneficial ownership of such shares.

(8)	Messrs. Ethridge, Leadbetter and Long are nominees to the Board of Directors by Sponsor and in such capacity may be considered the beneficial owner of the shares owned by Sponsor.
(9)	Includes 648 shares of Series CC Preferred Stock convertible into 600,000 shares of Common Stock.
(10)	Mr. Amsalem is the nominee to the Board of Directors by Midsummer and in such capacity may be considered the beneficial owner of the shares owned by Midsummer.
(11)	Includes options to purchase 75,000 shares of Common Stock.
(12)	Includes options to purchase 20,834 shares of Common Stock and 1,500 shares of Common Stock owned by Mr. Christian’s wife in her IRA account.
(13)	Includes options to purchase 1,750,000 shares of Common Stock.
*	Indicates less than 1% ownership.

Voting Agreements

On February 22, 2005, Sponsor, Herakles, Astraea and certain individuals to whom Sponsor has distributed shares of its NATK Common Stock granted Sponsor an irrevocable proxy under a Voting Agreement to vote their respective shares of voting stock on all matters, but retained sole dispositive power over their shares. The obligation of each party under the Voting Agreement terminates upon the earlier of February 22, 2015 or the sale by such party of its shares of voting stock subject to the Voting Agreement.

EXECUTIVE COMPENSATION OF OFFICERS AND DIRECTORS

The following executive compensation disclosure reflects all compensation awarded to, earned by or paid to the most highly compensated executive officers of the Company who earned in excess of $100,000 (the “Named Officers”) for the fiscal period ended October 1, 2006 and the fiscal years ended December 31, 2005 and 2004.

Summary Compensation Table

					Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	All Other Compensation ($) (1)
Neal Kaufman, Chief Executive Officer (2)	2006	151,701	37,500		—	4,800,000	45

Henry W. Sullivan, Chief Scientist/Strategist	2006 2005 2004	135,385 176,000 182,789	— — 11,000	— — —	— — —	— — —	5,177 8,800 8,157

(1)	Represents life insurance premiums paid by us on policies on the executives’ lives and matching contributions to the 401(k) plan.
(2)	Mr. Kaufman’s employment began January 1, 2006 and terminated on April 5, 2007.

The following table sets forth for the Named Officers information regarding stock options granted to such officers during fiscal 2006.

Stock Options Granted During Fiscal 2006

Name of Optionee	Options Granted	% of Total Options Granted to Employees	Exercise Price	Expiration Date (1)
Neal Kaufman	2,400,000	24.85%	$0.18	11/30/2007
	2,400,000	24.85%	$0.30	11/30/2007

(1)	The original expiration date of the options was accelerated upon the resignation of Mr. Kaufman as chief executive officer to six months after the termination of his employment on May 31, 2007.

The following table sets forth for the Named Officers information regarding stock options exercised by such officer during the fiscal period ended October 1, 2006, together with the number and value of stock options held at October 1, 2006, the fiscal year-end, each on an aggregated basis.

Aggregated Option Exercises in the 2006 Fiscal Year and Fiscal Year-End Option Values

Name	No. of Shares Acquired on Exercise	Value Realized ($)	No. of Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable (1)
Henry W. Sullivan	—	—	530,000/0	$0/$0
Neal Kaufman	—	—	2,400,000/2,400,000	$312,000/$24,000

(1)

Based on the last sales price of the Company’s Common Stock as reported on the OTC Bulletin Board on October 2, 2006 of $0.31 per share. That price was lower than the exercise price of Mr. Sullivan’s options.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Schedule 14(f) to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 3, 2007

NORTH AMERICAN TECHNOLOGIES GROUP, INC

By:	/s/ MAHESH S. SHETTY
Mahesh S. Shetty, Chief Financial Officer